July 24, 2008

Mail Stop 4561

Mr. Gerald T. McCaughey
President and Chief Executive Officer
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario, Canada, M5L 1A2

Re: Canadian Imperial Bank of Commerce
Form 40-F for Fiscal Year Ended October 31, 2007
Filed December 10, 2007
File Number: 001-14678

Dear Mr. McCaughey:

    We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                                                    Sincerely,

                                                    Mark Webb
                                                    Legal Branch Chief